                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)

                              AXA FINANCIAL, INC.
            (formerly known as The Equitable Companies Incorporated)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  29444G 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

              CHRISTIANNE BUTTE, HEAD OF CENTRAL LEGAL DEPARTMENT
                            AXA, 21 AVENUE MATIGNON
                              75008 PARIS, FRANCE
                              011-331-40-75-56-38
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                WITH A COPY TO:
                             PETER S. WILSON, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                               NEW YORK, NY 10019
                                 (212) 474-1000

                                OCTOBER 17, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

    NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                 (Page 1 of 19)

--------------------------------------------------------------------------------

CUSIP NO. 29444G 10 7               SCHEDULE 13D              PAGE 2 OF 19 PAGES
--------------------------------------------------------------------------------

---------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         AXA
---------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                              (b) / /
---------------------------------------------------------------------
   3     SEC USE ONLY
---------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         BK, WC, AF
---------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
---------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         France
---------------------------------------------------------------------

                         7     SOLE VOTING POWER
                      --------------------------------------------------------
                         8     SHARED VOTING POWER
     NUMBER OF                 261,236,342 shares (including 74,740,898 shares
       SHARES                  beneficially owned by subsidiaries of AXA). See
    BENEFICIALLY               Items 4 and 5.
      OWNED BY        --------------------------------------------------------
        EACH             9     SOLE DISPOSITIVE POWER
     REPORTING        --------------------------------------------------------
       PERSON           10     SHARED DISPOSITIVE POWER
        WITH                   261,236,342 shares (including 74,740,898 shares
                               beneficially owned by subsidiaries of AXA). See
                               Items 4 and 5.

---------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         261,236,342 shares (including 74,740,898 shares beneficially owned by subsidiaries of AXA).
         See Items 4 and 5.
---------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*  / /
---------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         60.1% (including 74,740,898 shares beneficially owned by
         subsidiaries of AXA). See Items 4 and 5.
---------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         HC, CO
---------------------------------------------------------------------

                               *SEE INSTRUCTIONS

--------------------------------------------------------------------------------

CUSIP NO. 29444G 10 7               SCHEDULE 13D              PAGE 3 OF 19 PAGES
--------------------------------------------------------------------------------

---------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Finaxa
---------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                              (b) / /
---------------------------------------------------------------------
   3     SEC USE ONLY
---------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         AF
---------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
---------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         France
---------------------------------------------------------------------

                         7     SOLE VOTING POWER
     NUMBER OF
       SHARES         --------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER
      OWNED BY        --------------------------------------------------------
        EACH             9     SOLE DISPOSITIVE POWER
     REPORTING        --------------------------------------------------------
       PERSON           10     SHARED DISPOSITIVE POWER
        WITH

---------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Possible indirect beneficial ownership of 261,236,342
         shares. See Items 4 and 5.
---------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*  / /
---------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         60.1%. See Items 4 and 5.
---------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         HC, CO
---------------------------------------------------------------------

                               *SEE INSTRUCTIONS

--------------------------------------------------------------------------------

CUSIP NO. 29444G 10 7               SCHEDULE 13D              PAGE 4 OF 19 PAGES
--------------------------------------------------------------------------------

---------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         AXA Assurances I.A.R.D. Mutuelle
---------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                              (b) / /
---------------------------------------------------------------------
   3     SEC USE ONLY
---------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         AF
---------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
---------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         France
---------------------------------------------------------------------

                         7     SOLE VOTING POWER
     NUMBER OF
       SHARES         --------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER
      OWNED BY        --------------------------------------------------------
        EACH             9     SOLE DISPOSITIVE POWER
     REPORTING        --------------------------------------------------------
       PERSON           10     SHARED DISPOSITIVE POWER
        WITH

---------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Possible indirect beneficial ownership of 261,236,342
         shares. See Items 4 and 5.
---------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*  / /
---------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         60.1%. See Items 4 and 5.
---------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         IC
---------------------------------------------------------------------

                               *SEE INSTRUCTIONS

--------------------------------------------------------------------------------

CUSIP NO. 29444G 10 7               SCHEDULE 13D              PAGE 5 OF 19 PAGES
--------------------------------------------------------------------------------

---------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         AXA Assurances Vie Mutuelle
---------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                              (b) / /
---------------------------------------------------------------------
   3     SEC USE ONLY
---------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         AF
---------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
---------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         France
---------------------------------------------------------------------

                         7     SOLE VOTING POWER
     NUMBER OF
       SHARES         --------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER
      OWNED BY        --------------------------------------------------------
        EACH             9     SOLE DISPOSITIVE POWER
     REPORTING        --------------------------------------------------------
       PERSON           10     SHARED DISPOSITIVE POWER
        WITH

---------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Possible indirect beneficial ownership of 261,236,342
         shares. See Items 4 and 5.
---------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*  / /
---------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         60.1%. See Items 4 and 5.
---------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         IC
---------------------------------------------------------------------

                               *SEE INSTRUCTIONS

--------------------------------------------------------------------------------

CUSIP NO. 29444G 10 7               SCHEDULE 13D              PAGE 6 OF 19 PAGES
--------------------------------------------------------------------------------

---------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         AXA Courtage Assurance Mutuelle
---------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                              (b) / /
---------------------------------------------------------------------
   3     SEC USE ONLY
---------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         AF
---------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
---------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         France
---------------------------------------------------------------------

                         7     SOLE VOTING POWER
     NUMBER OF
       SHARES         --------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER
      OWNED BY        --------------------------------------------------------
        EACH             9     SOLE DISPOSITIVE POWER
     REPORTING        --------------------------------------------------------
       PERSON           10     SHARED DISPOSITIVE POWER
        WITH

---------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Possible indirect beneficial ownership of 261,236,342
         shares. See Items 4 and 5.
---------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*  / /
---------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         60.1%. See Items 4 and 5.
---------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         IC
---------------------------------------------------------------------

                               *SEE INSTRUCTIONS

--------------------------------------------------------------------------------

CUSIP NO. 29444G 10 7               SCHEDULE 13D              PAGE 7 OF 19 PAGES
--------------------------------------------------------------------------------

---------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         AXA Conseil Vie Assurance Mutuelle
---------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                              (b) / /
---------------------------------------------------------------------
   3     SEC USE ONLY
---------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         AF
---------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
---------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         France
---------------------------------------------------------------------

                         7     SOLE VOTING POWER
     NUMBER OF
       SHARES         --------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER
      OWNED BY        --------------------------------------------------------
        EACH             9     SOLE DISPOSITIVE POWER
     REPORTING        --------------------------------------------------------
       PERSON           10     SHARED DISPOSITIVE POWER
        WITH

---------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Possible indirect beneficial ownership of 261,236,342
         shares. See Items 4 and 5.
---------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*  / /
---------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         60.1%. See Items 4 and 5.
---------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         IC
---------------------------------------------------------------------

                               *SEE INSTRUCTIONS

--------------------------------------------------------------------------------

CUSIP NO. 29444G 10 7               SCHEDULE 13D              PAGE 8 OF 19 PAGES
--------------------------------------------------------------------------------

---------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Claude Bebear, as a Trustee
---------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                              (b) / /
---------------------------------------------------------------------
   3     SEC USE ONLY
---------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         00
---------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
---------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Citizen of France
---------------------------------------------------------------------

                         7     SOLE VOTING POWER
     NUMBER OF
       SHARES         --------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER
      OWNED BY                 261,236,342 shares. See Items 4 and 5.
        EACH
     REPORTING        --------------------------------------------------------
       PERSON            9     SOLE DISPOSITIVE POWER
        WITH          --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

---------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         261,236,342 shares. See Items 4 and 5.
---------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*  / /
---------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         60.1%. See Items 4 and 5.
---------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         IN
---------------------------------------------------------------------

                               *SEE INSTRUCTIONS

--------------------------------------------------------------------------------

CUSIP NO. 29444G 10 7               SCHEDULE 13D              PAGE 9 OF 19 PAGES
--------------------------------------------------------------------------------

---------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Patrice Garnier, as a Trustee
---------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                              (b) / /
---------------------------------------------------------------------
   3     SEC USE ONLY
---------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         00
---------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
---------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Citizen of France
---------------------------------------------------------------------

                         7     SOLE VOTING POWER
     NUMBER OF
       SHARES         --------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER
      OWNED BY                 261,236,342 shares. See Items 4 and 5.
        EACH          --------------------------------------------------------
     REPORTING           9     SOLE DISPOSITIVE POWER
       PERSON         --------------------------------------------------------
        WITH            10     SHARED DISPOSITIVE POWER

---------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         261,236,342 shares. See Items 4 and 5.
---------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*  / /
---------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         60.1%. See Items 4 and 5.
---------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         IN
---------------------------------------------------------------------

                               *SEE INSTRUCTIONS

--------------------------------------------------------------------------------

CUSIP NO. 29444G 10 7              SCHEDULE 13D              PAGE 10 OF 19 PAGES
--------------------------------------------------------------------------------

---------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Henri de Clermont-Tonnerre, as a Trustee
---------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                              (b) / /
---------------------------------------------------------------------
   3     SEC USE ONLY
---------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         00
---------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
---------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Citizen of France
---------------------------------------------------------------------

                         7     SOLE VOTING POWER
     NUMBER OF
       SHARES         --------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER
      OWNED BY                 261,236,342 shares. See Items 4 and 5.
        EACH          --------------------------------------------------------
     REPORTING           9     SOLE DISPOSITIVE POWER
       PERSON         --------------------------------------------------------
        WITH            10     SHARED DISPOSITIVE POWER

---------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         261,236,342 shares. See Items 4 and 5.
---------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*  / /
---------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         60.1%. See Items 4 and 5.
---------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         IN
---------------------------------------------------------------------

                               *SEE INSTRUCTIONS

--------------------------------------------------------------------------------

CUSIP NO. 29444G 10 7              SCHEDULE 13D              PAGE 11 OF 19 PAGES
--------------------------------------------------------------------------------

---------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Lor Finance, S.A.
---------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                              (b) / /
---------------------------------------------------------------------
   3     SEC USE ONLY
---------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         AF
---------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
---------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         France
---------------------------------------------------------------------

                         7     SOLE VOTING POWER
     NUMBER OF
       SHARES         --------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER
      OWNED BY
        EACH          --------------------------------------------------------
     REPORTING           9     SOLE DISPOSITIVE POWER
       PERSON         --------------------------------------------------------
        WITH            10     SHARED DISPOSITIVE POWER
                               28,000,000 shares. See Items 4 and 5.
                      --------------------------------------------------------

---------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         28,000,000 shares. See Items 4 and 5.
---------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*  / /
---------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.44%. See Items 4 and 5.
---------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         CO
---------------------------------------------------------------------

                               *SEE INSTRUCTIONS

    This Amendment No. 8 amends and restates in its entirety the Statement on
Schedule 13D ("Schedule 13D") initially filed on August 3, 1992 with the Securities and Exchange Commission by AXA, Midi Participations, Finaxa, the Mutuelles AXA (as herein defined) and the Trustees (as herein defined) of the Voting Trust (as herein defined), as amended by Amendment No. 1 to the Schedule 13D filed on September 1, 1992, Amendment No. 2 to the Schedule 13D filed on October 19, 1992, Amendment No. 3 to the Schedule 13D filed on May 3, 1993, Amendment No. 4 to the Schedule 13D filed on September 28, 1994, Amendment No. 5 to the Schedule 13D filed on December 22, 1994 ("Amendment No. 5"), Amendment No. 6 to the Schedule 13D filed on December 4, 1997 ("Amendment No. 6") and Amendment No. 7 to the Schedule 13D filed on August 30, 2000, which Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of AXA Financial, Inc., a Delaware corporation formerly known as The Equitable Companies Incorporated (the "Company").

ITEM 1. SECURITY AND ISSUER

    The class of equity securities to which this statement relates is the Common Stock. The address of the principal executive offices of the Company is 1290 Avenue of the Americas, New York, New York 10104.

ITEM 2. IDENTITY AND BACKGROUND

    This statement is being filed by (i) AXA, a societe anonyme organized under the laws of France, (ii) Finaxa, a societe anonyme organized under the laws of France, (iii) AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle (formerly known as Uni Europe Assurance Mutuelle) and AXA Conseil Vie Assurance Mutuelle (formerly known as Alpha Assurances Vie Mutuelle and into which Alpha Assurances I.A.R.D. Mutuelle was merged), four mutual insurance companies organized under the laws of France (the "Mutuelles AXA") which, acting as a group, control 70.6% of the voting power of Finaxa and, directly and indirectly, 35.1% of the voting power of AXA, (iv) Claude Bebear (Chairman of the Supervisory Board of AXA), Patrice Garnier (a member of the Supervisory Board of AXA) and Henri de Clermont-Tonnerre (a member of the Supervisory Board of AXA), as Trustees (the "Trustees") of a Voting Trust (the "Voting Trust") established pursuant to a Voting Trust Agreement dated as of May 12, 1992, filed as Exhibit 9 hereto, as amended January 22, 1997, such amendment filed as Exhibit 12 hereto, by and among AXA and the Trustees (as amended, the "Voting Trust Agreement") and (v) Lor Finance, S.A., a societe anonyme organized under the laws of France and a ninety-nine percent owned subsidiary of AXA ("Lor Finance"). AXA, Finaxa, the Mutuelles AXA, the Trustees and Lor Finance are collectively referred to herein as the "Reporting Persons".

    AXA. AXA is a holding company for an international group of insurance and related financial service companies. The address of AXA's principal business and office is 25, avenue Matignon, 75008 Paris, France. Approximately, 19.5% of the ordinary shares (representing 30.5% of the voting power) of AXA are directly or indirectly controlled by Finaxa. The Mutuelles AXA, in addition to their indirect beneficial ownership of AXA ordinary shares through Finaxa, directly beneficially own approximately 2.9% of AXA's ordinary shares (representing 4.6% of the voting power). In addition, approximately 1.5% of the ordinary shares of AXA without the power to vote are owned by certain subsidiaries of AXA.

    FINAXA. Finaxa is a holding company. The address of Finaxa's principal business and office is 23, avenue Matignon, 75008 Paris, France. Approximately 60.7% of the voting shares (representing 70.6% of the voting power) of Finaxa are owned by the Mutuelles AXA, and approximately 22.3% of the voting shares (representing 13.4% of the voting power) of Finaxa are owned by Banque Paribas, a French bank. Acting as a group, the Mutuelles AXA control Finaxa.

    THE MUTUELLES AXA. The Mutuelles AXA are AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle and AXA Conseil Vie Assurance Mutuelle. Each of the Mutuelles AXA is a mutual insurance company organized under the laws of France. The address of each of the Mutuelles AXA's principal business and office is as follows: (i) for each of AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle and AXA Conseil Vie Assurance Mutuelle, 370, rue Saint-

Honore, 75001 Paris, France; and (ii) for AXA Courtage Assurance Mutuelle, 26, rue Louis le Grand, 75002 Paris, France.

    LOR FINANCE. Lor Finance is a subsidiary of AXA that beneficially owns 28,000,000 shares of Common Stock in connection with a stock compensation plan for key employees of AXA and its affiliates. The address of Lor Finance's principal business and office is 23, avenue Matignon, 75008 Paris, France.

    THE TRUSTEES. In order to ensure, for insurance regulatory purposes, that certain indirect minority shareholders of AXA are not able to exercise control over the Company and certain of its insurance subsidiaries, AXA has agreed pursuant to the Voting Trust Agreement to deposit in the Voting Trust the shares of capital stock of the Company having voting power beneficially owned by AXA and certain of its affiliates. AXA or any such affiliate depositing capital stock in the Voting Trust will remain the beneficial owner of all capital stock deposited by it in the Voting Trust, but during the term of the Voting Trust the Trustees will exercise all voting rights with respect to such capital stock.

    The Trustees have agreed to exercise such voting rights with a view toward protecting the legitimate economic interests of the beneficial owners of the capital stock deposited in the Voting Trust, subject to ensuring that certain indirect minority shareholders of AXA do not exercise control over the Company or its relevant insurance subsidiaries. The Trustees generally may act by a unanimous written consent or by the affirmative vote of at least two Trustees at a meeting called by any Trustee upon two days' notice. Information with respect to the Trustees is set forth on Exhibits 1 through 7 hereto since each of the Trustees is a member of the Executive Committee or Conseil d'Administration of a Reporting Person, and this information is incorporated herein by reference.

    The (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship of each of the executive officers and members of a Conseil d'Administration or Management Board of each of the Reporting Persons are set forth on Exhibits 1 through 7 hereto and are incorporated herein by reference. None of the Reporting Persons nor, to the knowledge of any Reporting Person, any natural person named in such Exhibits 1 through 7 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such Reporting Person or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    On July 18, 1991, AXA entered into an Investment Agreement dated as of
July 18, 1991 with The Equitable Life Assurance Society of the United States, a New York life insurance company ("Equitable"), and the Company (as amended, the "Investment Agreement"), and, in connection therewith, AXA purchased from Equitable $1 billion in principal amount of Equitable's notes (the "Notes"). Pursuant to a Plan of Reorganization adopted by the Board of Directors of Equitable on November 27, 1991, under Section 7312 of the Insurance Law of the State of New York (as amended, the "Reorganization Plan"), on July 22, 1992 (the "Effective Date"), Equitable was, by operation of law, converted from a mutual life insurance company to a stock life insurance company (the "Demutualization") and became a wholly-owned subsidiary of the Company. On the Effective Date, AXA acquired beneficial ownership of 139,545,734 shares of Common Stock, and on October 15, 1992 (the "Adjustment Date"), 2,500,000 shares of Convertible Preferred Stock, Series A, par value $1.00 per share and stated value $100 per share, of the Company (the "Convertible Preferred Stock") and 2,989,116 shares of Preferred Stock, Series B, par value $1.00 per share and stated value $100 per share, of the Company (the "Redeemable Preferred Stock") were issued to AXA, all in exchange for the Notes pursuant to the Investment Agreement and the Reorganization Plan. Immediately after receiving such shares of Common Stock, Convertible Preferred Stock and Redeemable Preferred Stock, AXA deposited such shares into the Voting Trust pursuant to the

Voting Trust Agreement. The funds used to purchase the Notes were obtained entirely from the available resources of AXA and its subsidiaries and not from borrowings.

    On October 27, 1992, AXA transferred a Voting Trust certificate representing 28,000,000 shares of Common Stock beneficially owned by AXA to Lor Finance.

    On April 21, 1993, AXA purchased 7,844,800 $3.00 Depositary Shares (the "Depositary Shares"), each Depositary Share representing ownership of one-tenth of a share of Cumulative Convertible Preferred Stock, Series C, par value $1.00 per share, of the Company (the "Series C Convertible Preferred Stock"), from the Company for $381,649,520. Immediately after AXA received the Depositary Shares, AXA withdrew the 784,480 shares of Series C Convertible Preferred Stock represented by the Depositary Shares and deposited such shares into the Voting Trust pursuant to the Voting Trust Agreement. The funds used to purchase the Depositary Shares were obtained entirely from the available resources of AXA and its subsidiaries and not from borrowings.

    On December 16, 1994, AXA transferred a Voting Trust certificate representing the 2,989,116 shares of Redeemable Preferred Stock to Financiere 45, a ninety-nine percent owned subsidiary of AXA. On December 19, 1994, (a) AXA received (i) 50,711,518 shares of Common Stock in exchange for all the shares of Convertible Preferred Stock and (ii) 784,480 shares of Cumulative Convertible Preferred Stock, Series E, par value $1.00 per share (the "Series E Convertible Preferred Stock"), of the Company in exchange for all the shares of Series C Convertible Preferred Stock beneficially owned by AXA and (b) Financiere 45 received 31,798,532 shares of Common Stock in exchange for all the shares of Redeemable Preferred Stock, in each case pursuant to the Exchange Agreement dated September 27, 1994, between AXA and the Company (the "Exchange Agreement"). Immediately after receiving such shares of Common Stock and Series E Convertible Preferred Stock, AXA and Financiere 45 deposited such shares into the Voting Trust pursuant to the Voting Trust Agreement.

    Subsequently, Financiere 45 transferred Voting Trust certificates representing a total of 17,861,234 shares of Common Stock beneficially owned by AXA to AXA Equity & Law Life Assurance Society plc ("AEL"), a ninety-nine percent owned subsidiary of Sun Life and Provincial Holdings which is a wholly owned subsidiary of AXA.

    On January 31, 1997, AXA transferred Voting Trust certificates representing 307,600 shares of Series E Convertible Preferred Stock to AXA Corporate Solutions ("AXA Reassurance"), a ninety-nine percent owned subsidiary of AXA which was known as AXA Reassurance until September 1, 2000.

    On July 11, 1997, Societe Beaujon, a ninety-nine percent owned subsidiary of AXA ("Societe Beaujon"), purchased 960,300 shares of Common Stock from the Company's Stock Employee Compensation Trust ("SECT") for $16,332,975 in cash. On July 14, 1997, Societe Beaujon purchased 959,700 shares of Common Stock from the SECT for $16,559,728.12 in cash. Immediately after Societe Beaujon received all such shares, it deposited them into the Voting Trust pursuant to the Voting Trust Agreement. The funds used to purchase such shares were obtained entirely from the available resources of Societe Beaujon and not from borrowings.

    Following the issuance of the Series E Convertible Preferred Stock, AXA and AXA Reassurance received additional shares of Common Stock in payment of the dividends on the Series E Convertible Preferred Stock. On August 4, 1997, all the shares of Series E Convertible Preferred Stock beneficially owned by AXA and AXA Reassurance were redeemed, and AXA received 19,464,524 shares and AXA Reassurance received 12,555,124 shares of Common Stock pursuant to such redemption and additional shares of Common Stock in payment of accrued dividends. Immediately after receiving such shares of Common Stock, AXA and AXA Reassurance deposited such shares into the Voting Trust pursuant to the Voting Trust Agreement.

    On October 1, 1999, the Common Stock was split two-for-one (the "Stock Split"). The Common Stock share numbers reported herein have been adjusted to reflect the Stock Split. On September 15, 16 and 17, 1999, AXA Corporate Solutions Reinsurance Co. ("AXA Re US"), an indirect subsidiary of AXA, purchased 146,100 shares of Common Stock from the SECT for $4,027,000 in cash. Immediately after AXA Re US received all such shares, it deposited them into the Voting Trust pursuant to the Voting Trust Agreement. The funds used to purchase such shares were obtained entirely from the available resources of AXA Re US and not from borrowings.

    Pursuant to an Agreement and Plan of Merger dated as of October 17, 2000 (the "Merger Agreement") among AXA, AXA Merger Corp., a wholly owned subsidiary of AXA, and the Company, AXA and AXA Merger Corp. intend to offer to exchange
0.295 of an American depositary share (each an "ADS") of AXA and $35.75 in cash for each outstanding share of Common Stock tendered pursuant to an exchange offer to be made jointly by AXA and AXA Merger Corp. (the "Exchange Offer") or converted pursuant to the subsequent Merger (as herein defined). The ordinary shares that underly the ADSs to be exchanged will be issued by AXA while the cash portion of the merger consideration, which AXA currently estimates will be approximately $6.15 billion in the aggregate, is currently expected to be funded from internal sources and borrowings the terms of which are not yet finalized. A copy of the Merger Agreement is filed as Exhibit 15 hereto and is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

    Prior to its purchase of the Notes, AXA had been considering for some time making a significant investment in a United States insurance company as part of its established strategy to expand its international operations. AXA acquired the Notes in order to become a substantial equity investor in the Company. As described in Item 3, upon exchange of the Notes, AXA became the largest stockholder of the Company and, after the additional stock transactions described above, now beneficially owns 60.1% of the outstanding Common Stock. AXA exercises significant influence over the operations and capital structure of the Company, Equitable and their subsidiaries and has certain rights with respect to the Company as described below.

    Under the Standstill and Registration Rights Agreement dated as of July 18, 1991 (as amended, the "Standstill Agreement"), filed as Exhibit 10 hereto, if from time to time the percentage of the Total Voting Power (defined in the Standstill Agreement and generally referring to the total number of votes that may be cast in the election of directors of the Company at a meeting of the holders of all the voting securities of the Company) represented by the voting power of all voting securities then owned, directly or indirectly, by AXA, certain of its affiliates and the Trustees (the "AXA Parties") would be reduced as a result of any new issuance of voting securities or convertible securities, AXA (or any other AXA Party designated by it) has the right to acquire that portion of such new issuance which would result in the percentage of the Total Voting Power immediately after such issuance represented by the aggregate voting power of all voting securities then owned, directly or indirectly, by the AXA Parties equaling the percentage in effect immediately prior to such issuance (assuming, in the case of convertible securities, the conversion, exchange or exercise at such time of all convertible securities to be issued in such issuance), except that AXA's preemptive rights do not apply to, among other things, any issuance of voting securities or convertible securities pursuant to certain AXA approved employee benefit plans. AXA's preemptive rights will be in effect until the first date on which the AXA Parties own less than 10% of the Total Voting Power (determined as though all convertible securities owned by any AXA Party had been converted into voting securities immediately prior to the time of determination). If the Company issues voting securities or convertible securities, it is likely that AXA will exercise (or designate another AXA Party to exercise) AXA's preemptive rights, although, depending on the circumstances, it is possible that such preemptive rights may not be exercised.

    In addition, AXA has certain demand and piggy back registration rights as provided in the Standstill Agreement.

    Under the terms of the Cooperation Agreement dated as of July 18, 1991 (as amended, the "Cooperation Agreement"), filed as Exhibit 11 hereto, Equitable, the Company and AXA have established a Cooperation Committee, consisting of an equal number of representatives from AXA and Equitable, that meets at least quarterly. The Cooperation Committee established an annual cooperation program and carries out feasibility studies relating to joint projects and ventures. In addition, the Cooperation Agreement provides for the establishment of operating committees with respect to strategy, finance and audit matters, asset management, actuarial matters, products, marketing, organization, human resources, public relations and electronic data processing systems. Such operating committees are under the direction of the Cooperation Committee and meet at least quarterly. The Cooperation Agreement also provides for the exchange of management between AXA, Equitable and their respective subsidiaries. Unless earlier terminated by agreement of the parties, the Cooperation Agreement terminates upon the earlier to occur of (i) September 30, 2001 and (ii) the first date on which the AXA Parties own voting securities representing less than 25% of the Total Voting Power.

    On October 17, 2000, AXA and the Company entered into the Merger Agreement, filed as Exhibit 15 hereto, relating to the acquisition by AXA of the minority interest in the Company that AXA and its affiliates do not already own. Pursuant to the Merger Agreement, the Exchange Offer will be followed by the merger of AXA Merger Corp. with and into the Company, with the Company remaining as the surviving corporation (the "Merger").

    In connection with the Merger Agreement, two of the Trustees executed a Voting Agreement dated as of October 17, 2000 (the "Voting Agreement") to and for the benefit of the Company pursuant to which they agreed to take all actions required under the Voting Trust Agreement in order to cause all shares of capital stock of the Company held in the Voting Trust as of the date of any vote required to be taken by holders of such capital stock in order to consummate the Merger to be voted in favor of the adoption of the Merger Agreement. A copy of the Voting Agreement is filed herewith as Exhibit 16.

    In the event the transactions contemplated in the Merger Agreement are not consummated, the Reporting Parties may from time to time purchase additional shares of Common Stock in the open market or in private transactions. The timing and amount of any such purchases will depend on market conditions, business conditions and other factors. In such event, the Reporting Parties also reserve the right to make a tender offer or acquire shares of Common Stock in any other manner in order to further increase their interest in the Company. Furthermore, while the Reporting Parties have no present intention of doing so, they reserve the right to reduce their interest in the Company, in whole or in part, by open market or by private sales of Common Stock.

    Except as set forth in this statement or in connection with transactions that would be implemented following consummation of the Merger, none of the Reporting Persons has any plan or proposals described in Item 4(a)-(j) of
Schedule 13D.

    The Voting Trust Agreement, Standstill Agreement, Cooperation Agreement, Merger Agreement and Voting Agreement are hereby incorporated by reference in this statement and any descriptions thereof contained in this statement are qualified in their entirety by reference to such Agreements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    (a) Lor Finance beneficially owns 28,000,000 shares of Common Stock, Financiere 45 beneficially owns 13,937,298 shares of Common Stock, AEL beneficially owns 17,861,234 shares of Common Stock, AXA Reassurance beneficially owns 12,876,266 shares of Common Stock (not including 146,100 shares of Common Stock owned by AXA Re US), AXA Re US beneficially owns 146,100 shares of Common Stock, and Societe Beaujon beneficially owns 1,920,000 shares of Common Stock. AXA beneficially owns 261,236,342 shares of Common Stock, including the 74,740,898 shares of Common Stock beneficially owned by Lor Finance, Financiere 45, AEL, AXA Reassurance, AXA Re US and Societe Beaujon, representing in the aggregate 60.1% of the shares of Common Stock outstanding.

    All the shares of Common Stock beneficially owned by AXA and its subsidiaries as described above have been deposited in the Voting Trust pursuant to the terms of the Voting Trust Agreement. Accordingly, the Trustees may be deemed to be beneficial owners of all shares of Common Stock beneficially owned by AXA, Lor Finance, Financiere 45, AEL, AXA Reassurance, AXA Re US and Societe Beaujon. In addition, the Mutuelles AXA, as a group, and Finaxa may be deemed to be beneficial owners of all shares of Common Stock beneficially owned by AXA, Lor Finance, Financiere 45, AEL, AXA Reassurance, AXA Re US and Societe Beaujon.

    To the best knowledge of the Reporting Persons, no executive officer of any Reporting Person or member of any Reporting Person's Conseil d'Administration or Management Board, as the case may be, beneficially owns any shares of Common Stock other than: 93,332 shares of Common Stock subject to options exercisable presently or within 60 days held by Claude Bebear, Chairman of the Supervisory Board of AXA and Chairman of the Conseil d'Administration of Finaxa and the Mutuelles AXA; 49,998 shares of Common Stock subject to options exercisable presently or within 60 days held by Francoise Colloc'h, a member of AXA's Executive Committee and Management Board; 86,665 shares of Common Stock subject to options exercisable presently or within 60 days held by Henri de Castries, a member of AXA's Executive Committee and Chairman of AXA's Management Board; 53,999 shares of Common Stock (including options to acquire 49,999 shares presently or within 60 days) held (4,000 held jointly with his spouse) by Denis Duverne, a member of AXA's Executive Committee; 4,909 shares of Common Stock (including 2,599 shares issuable on a deferred basis as of September 30, 2000 under the Company's stock plan for directors and 10 additional deferred shares representing dividends attributable to such shares) held (2,300 held jointly with his spouse) by Jean-Rene Fourtou, a member of the Conseil d'Administration of Finaxa and the Mutuelles AXA; 296,919 shares of Common Stock (including options to acquire 295,957 shares presently or within 60 days) held by Michael Hegarty, a member of AXA's Executive Committee; 900 shares of Common Stock held by Henri Lachmann, a member of the Conseil d'Administration of Finaxa and the Mutuelles AXA; and 1,159,380 shares of Common Stock (including options to acquire 1,159,180 shares presently or within 60 days) by Edward Miller, Vice-Chairman of AXA's Management Board.

    (b) During the term of the Voting Trust, the Trustees have the right to exercise all voting rights with respect to the shares of Common Stock acquired by AXA and the AXA Parties (including Lor Finance, Financiere 45, AEL, AXA Reassurance, AXA Re US and Societe Beaujon) and deposited in the Voting Trust. By reason of the fact that each Trustee is a member of the Supervisory Board of AXA and by virtue of the provisions of the Voting Trust Agreement, it is possible that AXA may be deemed to have shared voting power with respect to the shares of Common Stock deposited by it and by Lor Finance, Financiere 45, AEL, AXA Reassurance, AXA Re US or Societe Beaujon in the Voting Trust. Each of AXA, Lor Finance, Financiere 45, AEL, AXA Reassurance, AXA Re US and Societe Beaujon has the power to dispose or direct the disposition of all the shares of Common Stock deposited by it in the Voting Trust. By reason of their relationship with AXA, the Mutuelles AXA, as a group, and Finaxa may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of all the shares of Common Stock beneficially owned by AXA, Lor Finance, Financiere 45, AEL, AXA Reassurance, AXA Re US or Societe Beaujon.

    (c) No Reporting Person has effected any transaction in the Common Stock during the past 60 days.

    To the best knowledge of the Reporting Persons, no executive officer of any Reporting Person or member of any Reporting Person's Conseil d'Administration or Management Board, as the case may be, has effected any transaction in the Common Stock during the past 60 days.

    (d) Not applicable.

    (e) Midi Participations, formerly a reporting person as to this statement, was merged into AXA on May 9, 1996. Alpha Assurances I.A.R.D. Mutuelle, formerly a reporting person as to this statement, was merged into Alpha Assurances Vie Mutuelle in 1997. In December 1995, Financiere 45 ceased to be the beneficial owner of more than five percent of the Common Stock and is no longer a reporting person as to this statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    In addition to the Voting Trust Agreement, the Standstill Agreement, the Merger Agreement and the Voting Agreement described in Items 2, 3 and 4 hereof (which agreements contain provisions which, among others, affect the transfer or voting of the shares of Common Stock and create preemptive rights and registration rights), AXA entered into (i) a Letter Agreement dated May 12, 1992, with Equitable and the Company (the "Letter Agreement with Equitable and the Company"), filed as Exhibit 13 hereto, which contains provisions relating to the establishment of the Voting Trust by AXA and certain other related matters, and (ii) a Letter Agreement dated May 12, 1992 with the Superintendent of Insurance of the State of New York Insurance Department (the "Letter Agreement with the Superintendent"), filed as Exhibit 14 hereto, which contains provisions relating to the renewal of the Voting Trust upon its termination under certain circumstances. Each of the above referenced agreements are hereby incorporated by reference in this statement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1    Information with respect to Members of the Executive
             Committee and Management Board of AXA

Exhibit 2    Information with respect to Executive Officers of Finaxa and
             Members of Finaxa's Conseil d'Administration

Exhibit 3    Information with respect to Executive Officers of AXA
             Assurances I.A.R.D. Mutuelle and Members of AXA Assurances
             I.A.R.D. Mutuelle's Conseil d'Administration

Exhibit 4    Information with respect to Executive Officers of AXA
             Assurances Vie Mutuelle and Members of AXA Assurances Vie
             Mutuelle's Conseil d'Administration

Exhibit 5    Information with respect to Executive Officers of AXA
             Courtage Assurance Mutuelle and Members of AXA Courtage
             Assurance Mutuelle's Conseil d'Administration

Exhibit 6    Information with respect to Executive Officers of AXA
             Conseil Vie Assurance Mutuelle and Members of AXA Conseil
             Vie Assurance Mutuelle's Conseil d'Administration

Exhibit 7    Information with respect to the Executive Officers of Lor
             Finance and Members of Lor Finance's Conseil d'Administration

Exhibit 8 Filing Agreements with respect to the Schedule 13D among the Reporting Persons (incorporated by reference to Exhibit 20 of the Schedule 13D filed on August 3, 1992 and Exhibit 20 of Amendment No. 5 filed on December 21, 1994)

Exhibit 9    Voting Trust Agreement (incorporated by reference to Exhibit
             9 of the Schedule 13D filed on August 3, 1992)

Exhibit 10   Standstill Agreement (incorporated by reference to Exhibit
             11 of the Schedule 13D filed on August 3, 1992)

Exhibit 11   Cooperation Agreement (incorporated by reference to Exhibit
             12 of the Schedule 13D filed on August 3, 1992)

Exhibit 12   First Amendment to the Voting Trust Agreement dated as of
             January 22, 1997 (incorporated by reference to Exhibit 14 of
             Amendment No. 6 filed on December 4, 1997)

Exhibit 13   Letter Agreement with Equitable and the Company
             (incorporated by reference to Exhibit 18 of the Schedule 13D filed on August 3, 1992)

Exhibit 14 Letter Agreement with the Superintendent (incorporated by reference to Exhibit 19 of the Schedule 13D filed on August 3, 1992)

Exhibit 15   Merger Agreement

Exhibit 16   Voting Agreement

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2000

                                AXA(1)

                                By:         /s/ GERARD DE LA MARTINIERE
                                     -----------------------------------------
                                           Name: Gerard de La Martiniere
                                           Title: Chief Financial Officer

------------------------

  (1) Pursuant to the Filing Agreements with respect to the Schedule 13D among the Reporting Persons, filed as Exhibit 8 hereto, this statement on Schedule 13D is being filed by AXA on behalf of each of AXA, Finaxa, AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle (formerly known as Uni Europe Assurance Mutuelle) and AXA Conseil Vie Assurance Mutuelle (formerly known as Alpha Assurances Vie Mutuelle and into which Alpha Assurances I.A.R.D. Mutuelle was merged), Claude Bebear, Patrice Garnier and Henri de Clermont-Tonnerre, as Trustees under the Voting Trust Agreement, and Lor Finance, S.A.

                                 EXHIBIT INDEX

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
Exhibit 1     Information with respect to Members of the Executive
              Committee and Management Board of AXA

Exhibit 2     Information with respect to Executive Officers of Finaxa and
              Members of Finaxa's Conseil d'Administration

Exhibit 3     Information with respect to Executive Officers of AXA
              Assurances I.A.R.D. Mutuelle and Members of AXA Assurances
              I.A.R.D. Mutuelle's Conseil d'Administration

Exhibit 4     Information with respect to Executive Officers of AXA
              Assurances Vie Mutuelle and Members of AXA Assurances Vie
              Mutuelle's Conseil d'Administration

Exhibit 5     Information with respect to Executive Officers of AXA
              Courtage Assurance Mutuelle and Members of AXA Courtage
              Assurance Mutuelle's Conseil d'Administration

Exhibit 6     Information with respect to Executive Officers of AXA
              Conseil Vie Assurance Mutuelle and Members of AXA Conseil
              Vie Assurance Mutuelle's Conseil d'Administration

Exhibit 7     Information with respect to the Executive Officers of Lor
              Finance and Members of Lor Finance's Conseil d'Administration

Exhibit 8 Filing Agreements with respect to the Schedule 13D among the Reporting Persons (incorporated by reference to Exhibit 20 of the Schedule 13D filed on August 3, 1992 and Exhibit 20 of Amendment No. 5 filed on December 21, 1994)

Exhibit 9     Voting Trust Agreement (incorporated by reference to Exhibit
              9 of the Schedule 13D filed on August 3, 1992)

Exhibit 10    Standstill Agreement (incorporated by reference to Exhibit
              11 of the Schedule 13D filed on August 3, 1992)

Exhibit 11    Cooperation Agreement (incorporated by reference to Exhibit
              12 of the Schedule 13D filed on August 3, 1992)

Exhibit 12    First Amendment to the Voting Trust Agreement dated as of
              January 22, 1997 (incorporated by reference to Exhibit 14 of
              Amendment No. 6 filed on December 4, 1997)

Exhibit 13    Letter Agreement with Equitable and the Company
              (incorporated by reference to Exhibit 18 of the Schedule 13D filed on August 3, 1992

Exhibit 14 Letter Agreement with the Superintendent (incorporated by reference to Exhibit 19 of the Schedule 13D filed on August 3, 1992)

Exhibit 15    Merger Agreement

Exhibit 16    Voting Agreement